FORM 425

                             Filed by Tritel, Inc.
                        Pursuant to Rule 425 Under the
                            Securities Act of 1933
                          Commission File No. 0-28435
                      Subject Company: TeleCorp PCS, Inc.



         THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

         A joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tritel, Inc. and TeleCorp PCS, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Tritel, Inc. and TeleCorp PCS, Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Tritel, Inc. by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, Mississippi 39201, Attention: Shareholder Relations, telephone: (601) 914-8000, e-mail: cakers@suncompcs.net.

         The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed Tritel, Inc./TeleCorp PCS, Inc. transaction. The following factors, among others, could cause actual results to differ materially from those descried herein: inability to obtain, or meet conditions imposed for governmental approvals for the merger with TeleCorp PCS, Inc.; failure of the Tritel, Inc. or TeleCorp PCS, Inc. stockholders to approve the merger; inability of AT&T Wireless Services to make the contributions that are called for in the merger agreement; and other economic, business, competitive and/or regulatory factors affecting Tritel, Inc.'s business generally. More detailed information about those factors is set forth in Tritel, Inc.'s filings with the Securities and Exchange Commission, including its Form S-1, dated December 13, 1999, and its Current Report on Form 8-K dated February 29, 2000. Tritel, Inc. is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

         The following is the joint press release issued by Tritel, Inc. and TeleCorp PCS, Inc. on February 28, 2000:







TELECORP PCS
-----------------------------------------------------------------------------

                                                                     Suite 800
                                                         1010 North Glebe Road
                                                          Arlington, VA  22201


For Immediate Release


                TeleCorp PCS and Tritel Agree to Merge
    In Concurrent Deal, TeleCorp PCS Announces Exchange of Wireless
                 Markets with AT&T Wireless Services

 With contiguous properties from the Lakes to the Gulf of Mexico, the new company will have licenses to serve 35 million people in 16 of the top
                                 100 markets.

Arlington, VA and Jackson, MS - February 28, 2000 - TeleCorp PCS, Inc. (NASDAQ
NM: TLCP), AT&T Wireless' largest affiliate, and Tritel, Inc. (NASDAQ NM:
TTEL), AT&T Wireless' second largest affiliate, today announced an all stock, tax- free merger that combines two of the most valuable contiguous wireless service territories in the United States.

Concurrently, TeleCorp and AT&T Wireless Services have agreed to exchange wireless properties that will improve both company's respective service areas, and AT&T Wireless Services has agreed to contribute rights to acquire additional wireless properties and a two-year extension of AT&T Wireless' brand sharing agreement as part of the merger. The exchange and the contribution will result in a net increase in TeleCorp's licensed service area by four million people, and includes two markets in the top 100: Milwaukee, Wisconsin and Des Moines, Iowa. The combined transactions will result in a new entity, which will be called TeleCorp PCS, Inc., with licensed service areas covering 35 million people.

Gerald T. Vento, chairman and chief executive officer of TeleCorp said, "These transactions will produce significant value for the shareholders, employees and SunCom customers of both companies as TeleCorp and Tritel strengthen their leadership in the telecommunications marketplace. Through the marriage of management, markets, and networks, we gain economies of scale, more attractive markets, more contiguous properties and a stronger affiliation with AT&T Wireless Services. We are clearly better positioned for the competitive wireless marketplace."

TeleCorp and Tritel Merger

The new entity will continue to provide, as an AT&T affiliate, digital wireless service under the SunCom brand. In terms of licensed POPs, the new entity will become one of the top ten wireless service providers in the U.S.

Tritel's chairman and CEO, William M. Mounger, will become the chairman of the new entity and Gerald T. Vento, chairman and CEO of TeleCorp, will remain chief executive officer. Thomas H. Sullivan will remain executive vice president and chief financial officer, and E.B. Martin, executive vice president and chief financial officer of Tritel has been named vice chairman. Julie A. Dobson and William S. Arnett will be chief operating officers of TeleCorp and Tritel operations, respectively. Tritel shareholders will receive
0.76 shares of TeleCorp stock in exchange for each of their Tritel shares. The exchange ratio is fixed regardless of the future stock price movement.

The merger of the two AT&T Wireless Services affiliates creates a new, contiguous service area that connects the middle of the country and plays a more strategic role for the AT&T Wireless Network. The new company will have sixteen of the top 100 markets located in fourteen states and the Commonwealth of Puerto Rico.

"These transactions establish the new TeleCorp as a bold leader in wireless communications," said William M. Mounger of Tritel. "This merger represents a critical step in the execution of our strategy which is to offer SunCom customers the best possible service at the greatest value across the widest geography. TeleCorp, our AT&T affiliate to the West, shares many communities of interest with us. This merger will allow a great partnership to achieve its highest potential. We will now work as one team to deliver greater value to customers under a more efficient and more powerful operating structure in some of the most attractive, fastest growing markets in the U.S."

Market Exchange and Contribution Transactions with AT&T Wireless Services

TeleCorp and AT&T Wireless Services have agreed to exchange certain properties that will better position each respective company in the wireless marketplace, and AT&T Wireless Services has agreed to contribute to TeleCorp the right to acquire additional properties as part of the merger.

AT&T Wireless Services will transfer licenses and rights to acquire licenses serving six million people in Wisconsin, including Milwaukee and Madison, Wisconsin, and Des Moines and Davenport, Iowa. All properties will be consistent with TeleCorp's and Tritel's current affiliation agreements with AT&T Wireless Services. AT&T Wireless Services has also agreed to extend its affiliation agreements to another 1.4 million POPs in the Midwest should they be acquired by TeleCorp. Finally AT&T Wireless Services will extend its initial five-year brand sharing agreement for an additional two years upon the closing of the merger.

As part of the exchange, AT&T Wireless Services will acquire TeleCorp's New England properties, representing 1.9 million people. AT&T Wireless Services will receive such markets as Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts and Nashua, Manchester and Concord, New Hampshire. In addition, the exchange includes approximately 20,000 SunCom subscribers.

Also, as part of the contribution, TeleCorp will issue approximately 9.3 million shares of Class A common stock to AT&T Wireless Services.

"While our New England market was an excellent market for us, the new properties better fit our contiguous service area. When you couple them with the Tritel properties, our operation will run from the Great Lakes to the Gulf of Mexico, right through the heartland of the country," said Vento.

Regarding the Transactions

The transactions have been unanimously approved by the TeleCorp and Tritel boards of directors. Shareholders with an excess of 50% of the voting power of each company have entered into agreements to vote in favor of the transaction. Closing is expected in the fourth quarter of 2000. Both the exchange transactions and the merger transactions are subject to regulatory approval and other conditions.

Lehman Brothers was the lead advisor on the deal for TeleCorp PCS. Merrill Lynch was the lead advisor for Tritel. Cadwalader, Wickersham & Taft, along with Mintz, Levin et. al represented TeleCorp PCS. Brown & Wood LLP represented Tritel. Wachtell, Lipton, Rosen & Katz; Friedman Kaplan and Seiler LLP; and Riddell Williams P.S. represented AT&T.

About TeleCorp PCS, Inc.

TeleCorp PCS, Inc. has licenses to serve approximately 16.7 million people, and currently provides its SunCom digital wireless service in the following 27 markets: New Orleans, Baton Rouge, Lafayette, Houma, New Iberia, Thibodaux and Hammond, Louisiana; Memphis and Jackson, Tennessee; Little Rock, Hot Springs, Russellville, Fayetteville and Jonesboro, Arkansas; Concord, Manchester, Portsmouth and Nashua, New Hampshire; Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts; and San Juan, Ponce, Mayaguez, Humacao and Arecibo, Puerto Rico. TeleCorp is headquartered in Arlington, Virginia. More information about the company can be found on the Web at www.telecorppcs.com.

About Tritel, Inc.

Tritel, Inc. has licenses to serve approximately 14 million people in the south central United States. Tritel currently provides its SunCom digital wireless service in the following 21 markets; Jackson, Clinton and Vicksburg, Mississippi; Nashville, Knoxville, Chattanooga, Franklin, Murfreesboro, Columbia, Springfield, Gallatin, Clarksville and Cleveland, Tennessee; Huntsville, Montgomery and Decatur, Alabama; and Louisville, Lexington, Frankfort and Bowling Green, Kentucky; and Dalton, Georgia. Tritel is headquartered in Jackson, Mississippi. More information about the company can be found on the Web at www.suncompcs.com.

TeleCorp and Tritel's management will conduct a conference call tomorrow morning at 8:30 a.m. Eastern Time to discuss the merger. Investors and interested parties may listen to the call by dialing 212-896-6085 or logging on to www.vcall.com. To listen to the live Webcast, please register and download audio software at the site at least 15 minutes prior. The Webcast will be available on the site for approximately three months, while a telephone replay of the call is available for 48 hours beginning at 10:30 a.m. Eastern time, February 29, at 1-800-633-8284 or 1-858-812-6440, reservation #14293003.

Safe Harbor

Except for historical information, the matters discussed in this news release that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially form those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this release.

Media Contacts
--------------
TeleCorp PCS, Inc.
Russell Wilkerson
703-625-2069 (PCS)
703-236-1292 (desk)
703-236-1101 (fax)
rwilkerson@telecorp1.com

Elissa Grabowski
Lippert Heilshorn & Associates
212-838-3777


Tritel, Inc.
Clark Akers
601-594-8010 (PCS)
601-914-8010 (desk)
601-914-8282 (fax)
cakers@suncompcs.net


Investor Contacts
-----------------
TeleCorp PCS, Inc.
Jim Morrisey
703-629-6668 (PCS)
703-236-1136  (desk)
703-236-1376 (fax)
jmorrisey@telecorp1.com

John Nesbett/ Mary Ellen Adipietro
Lippert/Heilshorn & Associates
212-838-3777

Tritel, Inc.
Clark Akers
601-594-8010 (PCS)
601-914-8010 (desk)
601-914-8282 (fax)
cakers@suncompcs.net

Duke Coffey
G.A. Kraut Company, Inc.
212-696-5600 (desk)
dcoffey@gakraut.com